

November 9, 2011

Via E-mail
Ricardo H. Rosa
Chief Financial Officer
Transocean Ltd.
Chemin de Blandonnet 10
Vernier, Switzerland 1214s

>   **Re: Transocean Ltd.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 28, 2011**
>   **File No. 0-53533**

Dear Mr. Rosa:

We have reviewed your filings and response letter dated August 31, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

1.   We note your response to comments 1 and 2 from our letter dated August 17, 2011. It appears the disclosure you have provided on pages 17-20 as to why the compensation committee chose to award bonuses in 2010 based on the safety performance component does not include, therein:

- the historical data related to TRIR, TPSR, and fatalities that you provided in response to comment 9 from our letter dated April 29, 2011; and
- the disclosure on how the TPSR for the Deepwater Horizon compares to the TPSR for your approximately 130 other rigs for 2010, as you provided in response to comment 13 from our letter dated April 29, 2011.

The data outlined above appears that it would provide context to explain how the committee's exercise of discretion with respect to the safety component of the 2010 cash bonus plan fits within your compensation policies and philosophy. See, e.g., SEC Release 33-8732A ("The compensation discussion and analysis is intended to put into perspective for investors the numbers and narrative that follow it."). In this regard, we also note the information from your response to comment 15 from our letter dated April 29, 2011. Please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271, or me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director